[Carmike Cinemas, Inc. Letterhead]

August 19, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Attention: Amanda Ravitz

Re:	Carmike Cinemas, Inc.

Registration Statement on Form S-3

SEC File No. 333-167383

Dear Ms. Ravitz:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Carmike Cinemas, Inc. (the “Registrant”), a Delaware corporation, hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-167383) (the “Registration Statement”) to 3:00 p.m., Washington, D.C. time, on August 20, 2010, or as soon thereafter as practicable.

In addition, the Registrant hereby acknowledges the following:

•

should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (706) 576-3891 or Alan Prince with King & Spalding LLP at (404) 572-3595 with any questions.

Sincerely,

/s/ Lee Champion

Lee Champion
Senior Vice President, General Counsel and Secretary

cc: Alan J. Prince